SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of February, 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________







                UPDATE ON EUROPEAN COMMISSION DECISION
                   ON BRUSSELS-CHARLEROI COST BASE

Ryanair anticipates that the European Commissions report on the Brussels-Charleroi cost base will be published in a number of weeks. Thereafter, the government of Belgium will have 60 days to respond to it with its proposals for compliance with the decision. It is therefore likely to be a number of months before the Company can assess the impact of this decision on its cost base at Charleroi. However, in the meantime this decision will be appealed to the European Court of Justice and the Company is confident of overturning the decision on appeal.

Ends.                          Wednesday, 4th February 2004

For further information
Please contact:                Paul Fitzsimmons            Pauline McAlester
                               Ryanair                     Murray Consultants
                               Tel: 353-1-8121212          Tel: 353-1-4980300
                               www.RYANAIR.COM - The low fares website


                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  4 February, 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director